Item 3

ICICI Limited

Divestment of Stake in ICICI Bank

ICICI Limited (NYSE: IC) has on March 22, 2001 sold 7,971,351 equity shares, representing 3.6% of the equity capital of ICICI Bank Limited (NYSE: IBN) to a leading Foreign Institutional Investor (FII) registered with the Securities and Exchange Board of India, in a transaction carried out on the Stock Exchange, Mumbai at an average price of Rs. 175. This price is at a premium of about 16.0% to the average closing share price of last six months and a premium of about 8.6% to the average closing share price of the last three days. ICICI has realized gross capital gains of about Rs. 1.30 billion from this transaction.

ICICI now holds 47.0% of ICICI Bank's equity capital. As a result ICICI Bank ceases to be a subsidiary of ICICI. ICICI Bank would be consolidated as per the equity method of accounting for ICICI's US GAAP consolidated financial statements.

There would be no change in ICICI Group's long-term strategy of operating as a virtual universal bank offering a comprehensive range of financial products and services to wholesale and retail segments. ICICI will continue to work closely with ICICI Bank, strictly within the existing regulations and guidelines, to maximize group synergies.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "would", "believe", "may", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain the necessary regulatory approvals, successfully implement our strategy, carryout mergers and acquisitions, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited and ICICI Bank Limited with the Securities and Exchange Commission of the United States. ICICI Limited and ICICI Bank Limited undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

March 22, 2001

For further information contact:-

Mr. Madhvendra Das on +91-22-6536812 or email to das@icici.com


END